SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001 -40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON APRIL 12, 2006.

VENUE AND TIME: At Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 2:30 p.m.

BOARD: Pedro Sampaio Malan.

QUORUM: More than a half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Approved the dismissal of the following members of the Board of Officers: (i) Executive Officer: Mr. TIAGO JORGE ROCHA E SILVA MATEUS DAS NEVES, occurred on 11.18.2005; (ii) Officers: Messrs.: ANDRÉ BARAKE, occurred on 04.03.2006; JOSÉ RUBENS SPADA JUNIOR, occurred on 04.03.2006; and MARCOS CAVALCANTE DE OLIVEIRA, occurred on 04.03.2006; (iii) Deputy Officers: Messrs.: ANTONIO JOSÉ COSTA DE ALMEIDA, occurred on at 04.04.2006; LUIZ GONZAGA ARENA JUNIOR, occurred on 03.06.2006; MARCELO ANTONIO MONTES VIEIRA, occurred on 03.02.2006; MARCOS RIMOLI PRÓSPERO, occurred on 02.17.2006; SÉRGIO GOLDMAN, occurred on 04.03.2006; and VALÉRIA SALOMÃO GARCIA, occurred on 03.02.2006.

2. Accepted the resignation of the following Deputy Officers: Messrs.: MARCO ANTONIO DE OLIVEIRA, by means of a letter received by the Company on 01.31.2006; MARIO HENRIQUE MARTINS, by means of a letter received by the Company on 12.22.2005; and RAQUEL BREIDENBACH LANGHANZ, by means of a letter received by the Company on 02.07.2006.

3. Elected, as members of the Board of Officers, with term of office until the Board of Directors meeting, to be held until April 30, 2007, Messrs.: (i) CARLOS EDUARDO DE CASTRO, Brazilian citizen, married, business man, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 17th floor, bearer of the Identity Card RG No. 11.835.098 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 904.087.308 -97; (ii) EDGAR BORSOI VIANA, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 14th floor, bearer of the Identity Card RG No. 7.659.747 -7-SSP-BA and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 005.759.058 -32; and (iii) LUIZ EDUARDO LOUREIRO VELOSO, Brazilian citizen, married, business man, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 17th floor, bearer of the Identity Card RG No. 05.288.308 -9-IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 000.919.997 -74. Deputy Officer: RICARDO RAMOS DA SILVA MOLLO, Brazilian citizen, married, business man, domiciled in the City of Brasilia, Federal District, at SCRS 503 BL A Lj 65/75, bearer of the Identity Card RG No. 12.892.951 -0-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 147.915.168 -85.

São Paulo, April 12, 2006. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Gabriel Jorge Ferreira, Israel Vainboim and Joaquim Francisco de Castro Neto. This minute is a revised copy of the original transcribed in the proper Corporate Book.

São Paulo, April 12, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 24, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.